UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NET Power Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

64107A 105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107A 105

1.	Names of reporting persons Rice Acquisition Sponsor II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.0%
12.	Type of reporting person (see instructions) OO

CUSIP No. 64107A 105

1.	Names of reporting persons Daniel J. Rice, IV
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.0%
12.	Type of reporting person (see instructions) IN

CUSIP No. 64107A 105

1.	Names of reporting persons J. Kyle Derham
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 4,601,303(1)
	6.	Shared voting power 0
	7.	Sole dispositive power 4,601,303(1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 4,601,303(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.1%(2)
12.	Type of reporting person (see instructions) IN

(1)	Consists of (a) 500,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of NET Power Inc. (the “Issuer”) held by Mr. Derham in his personal capacity, (b) 1,390,348 shares of Class A Common Stock issuable upon the redemption of 1,390,348 Class A units (“Opco Units”) of NET Power Operations LLC held by Mr. Derham in his personal capacity, (c) 2,010,586 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Derham in his personal capacity, (d) 286,320 shares of Class A Common Stock issuable upon the redemption of 286,320 Opco Units held by The Derham Children’s Trust of 2020 (the “Trust”), and (e) 414,049 shares of Class A Common Stock issuable upon the exercise of warrants held by the Trust. Mr. Derham, as trustee of the trust, has voting and dispositive power over the securities held by the Trust.

(2)	Calculated based on (a) 71,026,680 shares of Class A Common Stock outstanding as of November 10, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 14, 2023, (b) 1,390,348 shares of Class A Common Stock issuable upon the redemption of 1,390,348 Opco Units held by Mr. Derham in his personal capacity, (c) 2,010,586 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Derham in his personal capacity, (d) 286,320 shares of Class A Common Stock issuable upon the redemption of 286,320 Opco Units held by the Trust, and (e) 414,049 shares of Class A Common Stock issuable upon the exercise of warrants held by the Trust.

Item 1(a).	Name of issuer

NET Power Inc.

Item 1(b).	Address of issuer’s principal executive offices

320 Roney Street, Suite 200

Durham, North Carolina 27701

Item 2(a).	Name of persons filing

This statement is filed by the entities and persons listed below:

(i)	Rice Acquisition Sponsor II LLC

(ii)	Daniel J. Rice, IV

(iii)	J. Kyle Derham

Item 2(b).	Address or principal business office, or if none, residence

c/o NET Power Inc.

320 Roney Street, Suite 200

Durham, North Carolina 27701

Item 2(c).	Citizenship

See responses to Row 4 on each cover page.

Item 2(d).	Title of class of securities

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP No.

64107A 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Row 9 on each cover page.

(b)	Percent of class:

See response to Row 11 on each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See response to Row 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Row 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Row 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Row 8 on each cover page.

Item 5.	Ownership of 5 percent or less of a class

With respect to Rice Acquisition Sponsor II LLC and Daniel J. Rice, IV only:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than 5 percent on behalf of another person

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person

Not applicable.

Item 8.	Identification and classification of members of the group

Not applicable.

Item 9.	Notice of dissolution of group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2024	RICE ACQUISITION SPONSOR II LLC

/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Attorney-in-Fact (pursuant to the Power of Attorney, dated June 15, 2021, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Rice Acquisition Sponsor II LLC on June 15, 2021)

DANIEL J. RICE, IV

/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Attorney-in-Fact for Daniel J. Rice, IV (pursuant to the Power of Attorney, dated June 15, 2021, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Rice on June 15, 2021)

J. KYLE DERHAM

/s/ J. Kyle Derham